Filed by RigNet, Inc.

(Commission File No. 001-35003) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RigNet, Inc.
(Commission File No. 001-35003)

This filing relates to the proposed merger involving Viasat, Inc., a Delaware corporation (“Viasat”), Royal Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and RigNet, Inc., a Delaware corporation (“RigNet”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Acquisition Sub and RigNet.

The following is a transcript of an investor conference call hosted on December 21, 2020, discussing the potential transaction between Viasat and RigNet. An audio replay of this conference call was made available on Viasat’s investor relations website (http://investors.viasat.com) on December 21, 2020.

CORPORATE PARTICIPANTS

Richard Allan Baldridge	Steven E. Pickett
President, Chief Operating Officer & Director, ViaSat, Inc.	President, Chief Executive Officer & Director, RigNet, Inc.

Robert James Blair
Secretary, Vice President & General Counsel, ViaSat, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to today’s Viasat definitive agreement to acquire RigNet. Leading the call will be Rick Baldridge, President and CEO of Viasat; and Steve Pickett, President and CEO of RigNet. I will now pass the call over to Rick Baldridge.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Okay thanks. Before we start I want to introduce just a couple more people on here today: Shawn Duffy, our Viasat CFO; Lee Ahlstrom, RigNet CFO; and Robert Blair, our General Counsel; and Paul Froelich, Head of Treasury and Corporate Development for Viasat. So before we get started Robert, turn over to you.

Robert James Blair

Secretary, Vice President & General Counsel, ViaSat, Inc.

Great. Thanks, Rick. As you know, this discussion will contain forward-looking statements. This is a reminder that factors could cause actual results to differ materially. Additional information concerning these factors contained in both Viasat’s and RigNet’s SEC filings including the most recent reports on forms 10-K and 10-Q which are available at the SEC or on each company’s respective website. Back to you, Rick.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

All right. Welcome, everybody. Happy to be here and talking about Viasat and RigNet’s coming together, a future partnership. We’ve been talking about our focus on execution with ViaSat-3 coming online over the last few quarters as we get ready for our first launch. Diversification in other verticals is a key part of that, and this is just an example. We see RigNet as part of our global initiative and diversification really in the areas that are bandwidth-intensive areas like energy and mining and shipping and maritime.

So this transaction is structured as a stock for stock deal. It’s intended to be tax free for the RigNet shareholders. There’s a fixed exchange ratio and really, it represents about an 18% premium for RigNet based on the two companies’ 20-day volume weighted average prices or VWAP, values the enterprise that we’re acquiring about $222 million based on the equity and the amount of debt that we’re assuming. The pro forma transaction for RigNet shareholders afterwards would own about 5.7% of the new company stock.

From just an overall management standpoint, RigNet will become part of our Global Enterprise and Mobility business unit which is led by our President Jimmy Dodd of that group. And the RigNet team, they’re headquartered out of Houston, Texas in which where management is expected to stay, provide leadership and their knowledge and the customer relationship and support from there. We expect the transaction to close by midyear of 2021 subject to the approval of RigNet shareholders and other customary closing conditions. Notably, KKR, RigNet’s largest shareholder, supported the transaction. We’re looking forward to having them as shareholders in the company.

So, for those of you that are not totally familiar with Viasat, this chart has most of that information on it. We’re a global satellite-based services and network products company across consumer enterprise, government segments with both fixed and mobile services. Our mobile business has been growing a lot in the last few years, obviously down a little bit this year. We have over $2 billion in revenues, nearly $500 million in EBITDA from the last trailing 12 months. We’ve sustained really solid performance through this pandemic. Thanks to – mainly thanks to the diversity of our business model which is led by strong demand for fixed broadband services and government offerings, recognizing the obvious headwinds that we’ve seen in air travel. We also have a strong international footprint but bringing RigNet into the fold really enhances that global coverage.

A little bit about kind of our strategic rationale, what we’re thinking here. This gives us new vertical industry at scale in bandwidth-intensive area where we think that’s where our real strength is. The combined domain expertise of the two of us puts us in a better position for expansion into other adjacent industries and remote enterprise applications such as mining and shipping and maritime which, by their nature, are really difficult to serve especially with the types of high bandwidth services that we think that is going to be in high demand.

RigNet has over 50 customers – has customers in over 50 countries, have over 650 employees with more than half of its employees in international market areas. We see RigNet’s strong global support infrastructure and operations foundation as key enablers that help accelerate our global expansion strategy, and we’re excited about that. The international presence aligns obviously with our expanding operations as we bring the three ViaSat-3 satellites into the marketplace. We’ve talked in previous quarters about that being a key priority in getting the leadership teams and the infrastructure and the partnerships lined up in these other markets. So this is a great fit.

One of the things that we really like about RigNet is their focus on, we call it, digital transformation trends across all the industries. We are hyper focused in this area and they’ve done a really good job of laying the foundation. They’ve gone beyond of vanilla managed communication services in areas like machine learning and AI or artificial intelligence. These are key initiatives that help their customers operate more efficiently and, importantly, they drive higher customer loyalty, which is another focus area of ours. We think that together we can grow this business and export these capabilities to other enterprises.

Just from a structuring standpoint just to help you get an idea of how they fit in, their revenue for the past 12 months is about $225 million and while their EBITDA was $37.5 million. The transaction will be immediately accretive to cash flow and will slightly improve our leverage profile going forward. We think the all-stock nature of the transaction really allows us to align RigNet shareholders and our shareholders, let them participate in the upside. We obviously think our stock is below where it should be. RigNet feels theirs is too and so this helps us jointly realize the benefits.

Just a little thinking about our perspective, we’ve known and followed RigNet for a long time and this is a business we’ve always wanted to serve. It’s one of those verticals that we had planned to either go into organically or make an acquisition as a way to help jumpstart that process. We’d like to take our many sites in remote areas and with a critical need for dependable and secure connectivity. And the other key factor here is, we think those sites and what they’re going to do in the future need a lot of bandwidth. And that’s what we’re trying to bring to market.

As a company, they’ve shown strong, very strong execution capabilities in really challenging conditions and are not only expanding their business in managed communications for a leading innovator in the energy sector and have successfully commercialized innovative technologies such as their Intelie AI platform. What’s great about these types of technologies is they help the customer save money on their core operations more than offsetting the cost of the services associated with connectivity. So, it’s good for the customer and it’s good for us. And of course, their success and performance relative to their peers is a testament to the strength and leadership of the team that Steve and his group have brought. We’ve talked to their customers in previous years and their customers really trust the RigNet team.

So with that, Steve, I will turn over to you.

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

Hey, thank you. Thank you, Rick. Appreciate it. First of all, I’m excited to be joining you on the call this morning to make this announcement to the both sets of shareholders and to our employees. As Rick said, I think there’s an opportunity for substantial value creation here as we combine the companies to create a vertically integrated leader in global managed communication services and digital transformation solutions.

For those of you who might be new to the RigNet story, we have a history of providing service and support to the industry and that goes back more than 40 years. And we do that across three business segments. The first is the legacy core business, our Managed Communications Services business. And in that business, we design, create, own and manage very complex voice and data networks for our customers who are operating in some of the harshest environments imaginable. And frankly, it’s in some of the most complex edges in the world, from the Outback of Australia to deepwater fields in offshore Brazil. Although we began primarily serving offshore drilling rigs, and therefore the name, we’ve expanded particularly over the last several years to deliver our solution to offshore production platforms and vessels, maritime vessels and a variety of other sites that include US and international land drilling sites, production sites and corporate offices.

As of September 30, we had 1,190 MCS or Managed Communications Services sites and generated revenue, as Rick mentioned, in more than 40 countries from over 600 customers. We also own the largest overwater network in the world in the Gulf of Mexico and provide communications via both microwave and LTE on that network. About two-thirds of our revenues come from that MCS, again our Managed Communications Services segment.

Another legacy business segment for RigNet is what we call Systems Integration or SI for short. We have a talented team of engineers and technicians around the world who serve as sub-contractors to major EPC companies who are building some of the largest and most technically advanced LNG and petro chemical plants, offshore platforms, floating production storage and offtake vessels, also referred to as FPSOs, in the world. Within this business, we design all elements of the communications package as well as assemble and test the various components before shipping to the customer’s location for installation.

We’re uniquely positioned to do this because we understand the needs of our energy customers in this particular business segment from 24-hour availability for critical communications to the inherent safety requirements that must be met in this industry when installing communications equipment in these dangerous and sometimes volatile environments. Systems Integration represents approximately 18% of revenue.

And finally, our newest and fastest growing segment, as Rick mentioned, is our Apps & IoT segment. We began building this segment in late 2016 as a way to offer digital solutions that sit on top of our already highly secure network delivering applications that are optimized for use in harsh network conditions where things like latency and high packet loss are key concerns when trying to get these specialized apps to work reliably.

We count about 11,000 IIoT or industrial IoT sites mostly pipelines in North America. We offer solutions in the area of applications that range from entertainment for offshore crews who might be spending 14 to 18 days at a time away from home on these remote assets to specialized weather data to business video solutions that support both interactive video communication between shore and these remote locations to video monitoring where through the use of digital video we’re able to apply data analytics to be able to watch for unique solutions without eyes on glass, so essentially to allow the data analytics to do that monitoring. So we can identify things like a man down and send an alert in order to notify people that there might be a dangerous situation for an employee who is working offshore.

And finally, in terms of Intelie, our real time AI back machine learning business is really a flagship within this Apps & IoT segment. And I should also mention Cyphre which is an important part of our cyber security portfolio that delivers a military grade, hardware-based encryption technology to our customers. Of the different elements of our Apps & IoT business, we are proudest of Intelie, which has captured logos in the industry, in the energy industry at a remarkable rate including companies like Petrobras, BP, Shell and Transocean.

If you’re familiar with the recent IPO of C3.ai, Intelie does much the same thing and our customers are just thrilled with its speed, its flexibility and its efficiency. The Intelie solution has been embraced by some very well-known non-oil and gas brands as well in food manufacturing, mining and maritime, and without a doubt, this combination with Viasat will allow us to further exploit opportunities in those vertical markets as well. Apps & IoT has grown from nothing to about 16% of revenue today. You can learn more about RigNet at investors.rig.net.

If we move to the next slide, let me highlight that we are really excited about not only what this means for RigNet and our shareholders, but what it means for our customer base as well which, as you can see from the few of the logos here include super majors, gas companies, national oil companies and some of the largest offshore service companies in the world. We believe this combination is beneficial for a number of reasons. First of all, both RigNet and Viasat already deliver superior service to our customers. And with this combination, we’ll be able to apply each other’s best practices to ensure both sets of customers receive best-in-class service. And as Rick said, we intend to continue serving RigNet’s customers through our existing offices, our team, and our support structure, eliminating any concern customers might have during our transition.

Secondly, both RigNet and Viasat are leading technology providers with deep expertise in our respective sectors. There are tremendous opportunities for technical and revenue synergies here as we’re able to apply each other’s capabilities in our respective customer bases. That’s going to be one of the major benefits of this kind of vertical integration.

Finally, it’s been part of RigNet’s strategy to expand into industries outside of oil and gas, particularly with Intelie and our cyber security solutions which, of course, are not industry specific solutions. They apply across all industries. But frankly, our size has constrained us, particularly in the current challenging macro environment. So being part of a larger organization will allow us to dedicate more resources to grow the contributions of these high value solutions much more rapidly than we could have done as a standalone company.

In summary, the RigNet team is excited, I’m excited about the opportunities and the combination that we’re creating here and I believe both sets of shareholders will reap the benefits. And with that Rick, let me hand it back to you. Rick, with that, I’ll hand it back to you.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Yeah. Thanks, Steve. I appreciate it. I was talking away but was on mute. Anyway, welcome, Steve and the RigNet team. I’m really happy to have this deal consummated and look forward to actually get it closed sometime this year and be – and to work together. I think it’s going to be a great, great team. With that, we’ll...

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

I’m confident it’s going to be, Rick. So I’m looking forward to it.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Okay. I think that – I think we’re going to wrap it up there and there’ll obviously be some follow-up in the days to come from a communications standpoint. I know we’ve got some press that’s interested in talking today, but – so, Steve, thanks for getting up early and the rest of our team and we’ll look forward to talk to guys later. Good-bye.

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

Bye-bye, all. Thank you, Rick.

Operator: And ladies and gentlemen, this does conclude today’s presentation you may now disconnect and may you have a wonderful day.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on RigNet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This material includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected future benefits, compensation, and employment, , potential layoffs and severance, benefits of the transaction, potential value to be realized by RigNet’s employees and stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.